UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 10, 2004

AMERICAN NEVADA GOLD CORP.

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]       Yes   X      No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  000-50376

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      American Nevada Gold Corp.

      (Registrant)

"Peeyush K. Varshney"

Date: May 10, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

___________________________________________________

NOTICE OF ANNUAL GENERAL MEETING
___________________________________________________

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of American Nevada Gold Corp. (the "Company") will be held on Thursday, June 3, 2004 at Suite 1304 - 925 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1.

To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2003;

2.

To determine the number of directors at three;

3.

To elect directors for the ensuing year;

4.

To appoint Tony M. Ricci Inc., Chartered Accountant, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5.

To approve and adopt, with or without modification, the special resolution as more particularly set forth in the information circular relating to the amendment of the Articles of the Company to consolidate its common shares on the basis of one (1) post consolidated common share for each five (5) pre-consolidated common shares or such other number of pre-consolidated shares as the board of directors and management of the Company may determine appropriate and the regulatory bodies having jurisdiction may accept;

6.

To approve and adopt, with or without modification, the special resolution as more particularly set forth in the information circular relating to the change of name of the Company to Consolidated American Nevada Gold Corp., or such other names as the board of directors may determine;

7.

To approve by a majority of disinterested shareholders the issuance of more than 20% of the Company's outstanding share capital through equity and debt financings, as more particularly set forth in the Information Circular

8.

To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent or at the Meeting within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

Take notice that pursuant to section 111 of the Company Act (British Columbia) ("Company Act") and section 4(2) of the Company Act Regulations, there are no qualifications for directors provided by the Company's Articles or by the Company Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director.  The Company Act provides in subsection 114(1) that a person is not qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the

Criminal Records Act (Canada); or a person whose registration in any capacity has been cancelled under the Securities Act (British Columbia) by either the B.C. Securities Commission or the Executive Director, or under the Mortgage Brokers Act (British Columbia) by either the Commercial Appeals Commission or the Registrar of Companies unless the applicable Commission, the Executive Director or the Registrar of Companies, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

DATED at Vancouver, British Columbia, this 29th day of April, 2004.

BY ORDER OF THE BOARD

"Peeyush Varshney"

_________________________________

Peeyush Varshney, Director

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

AMERICAN NEVADA GOLD CORP.

to be held on

THURSDAY, JUNE 3, 2004

INFORMATION CIRCULAR

American Nevada Gold Corp.
Suite 1304 - 925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2

(all information as at April 29, 2004 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of American Nevada Gold Corp. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Thursday, June 3, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.  A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 950 - 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 23,812,916 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote.  The Company has no other classes of voting securities.

Any shareholder of record at the close of business on April 29, 2004 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officer"):

(a)

the Company's chief executive officer;

(b)

each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c)

any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

During the most recently completed fiscal year of the Company ended December 31, 2003, the Company had one Named Executive Officer, whose name and position held within the Company are set out in the summary of compensation table below. During the fiscal year of the Company ended December 31, 2002, the Company had two named executive officers as set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Hari B. Varshney (1) President & Director	2003 2002	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	N/A N/A	Nil Nil
Melvin Reeves (2) Chairman of the Board, President & CEO	2002 2001	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	N/A N/A	Nil Nil

(1)

Hari B. Varshney was elected as Director and appointed as President of the Company at its annual and extraordinary general meeting on September 17, 2002.

(2)

Melvin Reeves acted as President of the Company from April 17, 1998 until April 17, 2000, and as Chairman of the Board, President and Chief Executive Officer from May 17, 2001 until September 17, 2002.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no incentive stock options were granted to the Named Executive Officer. No SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officer, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officer.  During this period, no outstanding SARs were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable(2)
Hari B. Varshney	Nil	Nil	400,000 / Nil	Nil / Nil

(1)

Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Company's shares as at December 31, 2003 was $0.075.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer.

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above.  No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2003.

The Company has no standard incentive arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.  During the most recently completed financial year, the Company granted 300,000 incentive stock options to Aly Mawji, a director of the Company.

MANAGEMENT CONTRACTS

Effective November 1, 2002, the Company entered into a Management and Administrative Services Contract (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company part-owned by Hari B. Varshney, the President, and Peeyush K. Varshney, the Secretary and a director of the Company, pursuant to which the Company retained VCC to provide management and administrative services.  The VCC Agreement has a term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services.

During the fiscal year ended December 31, 2003, the Company paid $60,000 in management fees and reimbursed $12,000 for administrative services to VCC pursuant to the VCC Agreement.

Save and except as aforesaid, management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at three for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Company Act (British Columbia) ("Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name , Present Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Hari Varshney Vancouver, Canada	Chartered Accountant; President, Varshney Capital Corp.; Director and/or Executive Officer of various publicly traded companies.	September 17, 2002	1,539,183
Peeyush Varshney Vancouver, Canada	Barrister and Solicitor; Director and/or Executive Officer of various publicly traded companies.	August 1, 2002	Nil
Aly Mawji Vancouver, Canada	Director or Executive Officer of various publicly traded companies.	November 29, 2002	734,949(4)

(1)

For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)

Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)

Of these shares, 714,949 shares are held beneficially through 608749 BC Ltd.

Pursuant to section 187 of the Company Act, the directors are required to elect an Audit Committee.  As at the date of this Information Circular, the members of the Company's Audit Committee are Hari Varshney, Peeyush Varshney and Aly Mawji.

An Advance Notice of Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Vancouver Sun, a Vancouver, British Columbia newspaper, on April 7, 2004.  Copies of such Advance Notice of Meeting were delivered to all applicable securities commissions and the TSX Venture Exchange pursuant to the regulation under the Company Act.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Tony M. Ricci Inc., Chartered Accountant, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on January 1, 2002.

CONSOLIDATION

The board of directors of the Company has determined that it is in the best interests of the Company to consolidate the Common Shares of the Company on the basis of one Post Consolidated Share for each five pre-consolidated Common Shares, or such other number of pre-consolidated shares as the board of directors and management of the Company may determine appropriate and the regulatory bodies having jurisdiction may accept.

Shareholders of the Company will be asked to consider and, if thought appropriate, approve and adopt with or without modification, a special resolution authorizing the consolidation. The special resolution will confer discretionary authority on the board of directors to determine the specific consolidation ratio or, if it deems appropriate, to revoke the special resolution before it is acted upon. A special resolution requires approval by a majority of not less than two-thirds of the votes cast in respect of the resolution. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this resolution.

CHANGE OF NAME

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt a special resolution authorizing the Board of Directors, in its sole discretion, to make an application to the Registrar of Companies to change the name of the Company from "American Nevada Gold Corp." to "Consolidated American Nevada Gold Corp.", or such other name as the Board of Directors, in its sole discretion, deems appropriate and acceptable to the Registrar of Companies and the TSX Venture Exchange. A special resolution requires approval by a majority of not less than two-thirds of the votes cast in respect of the special resolution. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this resolution.

FUTURE EQUITY AND DEBT FINANCING

The Company from time to time investigates opportunities to raise financing on advantageous terms. It is possible the Company will undertake one or more financings over the next year structured as private placement(s) of securities.

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued.  The Company uses the prevailing trading price of its common shares as quoted on the Exchange as a benchmark for valuing its shares.  Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation.

Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 20% of a listed company's then outstanding shares may require prior shareholders' approval. In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2005, management proposes to request advance approval at this time from the shareholders. The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

"RESOLVED that the directors of the Company be authorized to recapitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 20% of the total number outstanding as at December 31, 2003 during the next 12 month period."

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution.  In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the 20% figure, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

"Peeyush Varshney"

__________________________

Peeyush Varshney

Director

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF AMERICAN NEVADA GOLD CORP. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 3, 2004 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints **Peeyush Varshney**, or failing this person, **Aly Mawji**, both proposed nominees as directors of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or ______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

		For	Against
1.	To determine the number of directors at three.	☐	☐
		For	**Withhold**
2.	(a) to elect Hari Varshney as director	☐	☐
	(b) to elect Peeyush Varshney as director	☐	☐
	(c) to elect Aly Mawji as director	☐	☐
3.	To appoint Tony M. Ricci, Chartered Accountant, as the auditor of the Company.	☐	☐

		For	Withhold
4.	To authorize the directors to set the auditor's remuneration.	☐	☐
		For	**Against**
5.	To approve and adopt, with or without modification, the special resolution approving the amendment of the Articles of the Company to consolidate its common shares on the basis of one (1) post consolidated common share for each five (5) pre-consolidated common shares or such other number of pre-consolidated shares as the board of directors and management of the Company may determine appropriate and the regulatory bodies having jurisdiction may accept, as described in the information circular accompanying this instrument of proxy.	☐	☐
6.	To approve and adopt, with or without modification, the special resolution to change the name of the Company to Consolidated American Nevada Gold Corp., or such other names as the board of directors may determine, as described in the information circular accompanying this instrument of proxy.	☐	☐
7.	To approve by a majority of disinterested shareholders the issuance of more than 20% of the Company's outstanding share capital.	☐	☐
8.	To approve the transaction of other business.		

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: ______________________________ **Date:** ______________________
(Proxy must be signed and dated)

Name: ______________________________
(Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of ***Pacific Corporate Trust Company*** *no later than 48 hours preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of Pacific Corporate Trust Company is* ***10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8 and its fax number is (604) 689-8144****. Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote.*

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative*****,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*****,** may do the following:

(a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person*****.** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF AMERICAN NEVADA GOLD CORP.

On July 1, 2002, the Canadian Securities Administrators implemented National Instrument 54-102 Interim Financial Statement and Report Exemption (the "Rule") and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer which together replace National Policy 41 Shareholder Communication and establish a new framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly (prior to National Policy 41) required to deliver interim (semi-annual) financial statements only to their registered shareholders.  The Rule exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements.  All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO:

American Nevada Gold Corp. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

__________________________________________________
Name (Please print)

__________________________________________________
Address

__________________________________________________
City/Province (or State)/Postal Code

__________________________________________________                    __________________________________________________
Signature of shareholder, or if shareholder is a                                                        Dated

company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below.  As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, British Columbia, Canada V6C 3B8

Tel:

(604) 689-9853
Fax:     (604) 689-8144

Financial Statements of

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Years ended December 31, 2003, 2002 and 2001

Tony M. Ricci Inc.

Chartered Accountant

Suite 1304

925 West Georgia St.

Vancouver, B.C.

V6C 3L2

Tel: (604) 669-3013

Fax: (604) 669-3015

AUDITOR'S REPORT TO THE SHAREHOLDERS

I have audited the balance sheets of American Nevada Gold Corp. (formerly Mask Resources Inc.) as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards in Canada and auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

 "Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

February 29, 2004

COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated February 29, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT

Vancouver, Canada

February 29, 2004

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Balance Sheets

December 31, 2003 and 2002

(In Canadian Dollars)

	2003	2002

Assets

Current assets:
Cash	$ 32,584	$ 270,061
Goods and services tax recoverable	2,122	14,232
Prepaid expenses and deposits	642	-
Due from related parties (note 7)	10,170	-
	45,518	284,293

Equipment (note 3)	1,802	-

Deposit on expenditures for interest in unproven mineral properties (note 4)	-	210,971

Interest in unproven mineral properties (note 4)	388,200	412,529
	$ 435,520	$ 907,793

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 30,992	$ 5,883

Shareholders' equity:
Share capital (note 5)	3,124,218	3,124,218
Contributed surplus	990	990
Deficit	(2,720,680)	(2,223,298)
	404,528	901,910
	$ 435,520	$ 907,793

Nature of operations (note 1)

Subsequent event (note 7)

See accompanying notes to financial statements.

On behalf of the Board:

"Hari Varshney"        Director

"Aly Mawji"               Director

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended December 31, 2003, 2002 and 2001

(In Canadian Dollars)

	2003	2002	2001

Revenues:
Interest	$ 1,706	$ 877	$ -

Expenses:
Advertising, promotion and travel	8,574	11,945	902
Amortization	318	-	-
Bank charges and interest	1,071	645	121
Consulting	29,370	22,945	-
Management fees	60,000	10,000	2,500
Office, rent and administration	50,233	37,335	10,625
Professional fees	13,056	143,875	13,417
Regulatory and transfer agent	14,105	43,133	3,968
Wages and benefits	40,529	5,961	-
Write down of interest in unproven mineral properties	281,832	-	-
	499,088	275,839	31,533

Loss for the year	497,382	274,962	31,533

Deficit, beginning of year	2,223,298	1,948,336	1,916,803

Deficit, end of year	$ 2,720,680	$ 2,223,298	$ 1,948,336

Basic and diluted loss per share	$ (0.02)	$ (0.05)	$ (0.03)
Weighted average number of common shares	23,812,916	5,093,542	1,189,501

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002

(In Canadian Dollars)

	2003	2002	2001

Cash provided by (used in):
Operations:
Loss for the year	$ (497,382)	$ (274,962)	$ (31,533)
Items not involving cash:
Amortization	318	-	-
Share purchase options	-	990	-
Write down of interest in unproven mineral properties	281,832	-	-
Change in non-cash operating working capital:
Goods and services tax recoverable	12,110	(11,750)	(2,482)
Prepaid expenses and deposits	(642)	-	4,070
Accounts payable and accrued liabilities	25,109	(8,673)	(31,620)
	(178,655)	(294,395)	(61,565)

Investing:
Deposit on expenditures for interest in unproven mineral properties	210,971	(210,971)	-
Interest in unproven mineral properties	(257,503)	(376,529)	-
Acquisition of equipment	(2,120)	-	-
	(48,652)	(587,500)	-

Financing:
Note payable	-	-	36,623
Due from related parties	(10,170)	-	25,000
Shares issued:
by way of a short form offering, net of share issuance costs	-	1,151,685	-
	(10,170)	1,151,685	61,623
Increase (decrease) in cash	(237,477)	269,790	58
Cash, beginning of year	270,061	271	213
Cash, end of year	$ 32,584	$ 270,061	$ 271

Supplementary information:
Non-cash transactions:
Issuance of shares for:
Acquisition of mineral properties	$ -	$ 36,000	$ -
Settlement of debt	-	1,260,305	-

See accompanying notes to financial statements.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 1

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

1.

Operations

During the  previous year, effective on October 29, 2002, the Company completed its reorganization and met Minimum Listing Requirements pursuant to the TSX Venture Exchange (the "Exchange") Policy 2.1. Effective at the opening, October 29, 2002, trading was reinstated in the securities of the Company and the Company changed its name from Mask Resources Inc. to American Nevada Gold Corp.

The Company's principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions.  The Company's future operations are dependent upon the Company's ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

Significant accounting policies

(a)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  As a result, actual results could significantly differ from those estimates.

(a)

Fair value of financial instruments:

The carrying amount of cash, goods and services tax recoverable, due from related parties and accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these instruments.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 2

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(c)

Foreign currency translation:

Monetary items are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary items are translated at historical rates. Revenue and expense items are translated at rates prevailing on the transaction dates. Exchange gains and losses are included in operations.

(d)

Equipment is recorded at cost. The Company amortizes its computers over their estimated useful lives using the declining balance method as follows:

Computers              30% per annum

In the year of acquisition, only one-half of the normal amortization is recorded.

(e)

Interest in unproven mineral properties:

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, the Company evaluates the status of its options based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount. The Company has relied on a geological report carried out on these properties which concluded that these properties are of merit and recommended that additional exploration work be carried out.

The amounts shown for interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

Under Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581 and CICA Handbook section 3062 mining assets without established mineral reserves are required to be classified as intangible assets.  Intangible assets with indefinate useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

Under CICA Handbook section 3061 and Emerging Issue Committee Abstract ("EIC") 126 mining enterprises that have not established mineral reserves are not precluded from considering exploration costs to have characteristics of property, plant and equipment.  Therefore, the mining properties may initially be capitalized under CICA Handbook section

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 3

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(e)

Option to earn an interest in unproven mineral properties (continued):

3061 property, plant and equipment.  Such assets would then be tested for impairment in accordance with the provisions of Impairment of long-lived Assets, CICA Handbook section 3063.

The Company has interpreted the adoption of CICA Handbook Section 1581 and 3062 in a manner that the Company has determined that it is not required to change its accounting for the cost of its mining assets and the exploration of these assets. There is no material difference to the financial statements of the Company for the years ended December 31, 2002, 2001 and 2000 under either of the above classifications.

Additional guidance may be provided that requires accounting for mining assets that differs from the Company's interpretation.

(f)

Share issuance costs:

The costs of issuing shares are applied to reduce the stated value of such shares.

(g)

Loss per share:

Loss per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the respective years.  Fully diluted earnings per share, which assumes the exercise of all dilutive options and warrants, has not been presented as the impact of outstanding warrants would be anti-dilutive.

 (h)

Stock based compensation:

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002. The Company

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 4

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(h)

Stock based compensation (continued):

accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

During the year, the Company granted stock options to a director and a consultant as set out in note 5(e).

(i)

Income taxes:

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on future income taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(j)

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.

Equipment

		2003			2002
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer	$ 2,120	$ 318	$ 1,802	$ -	$ -	$ -

4.

Interest in unproven mineral properties

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties").

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. ("Bonanza"), a wholly owned subsidiary of ABG, whereby

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 5

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

4.

Interest in unproven mineral properties (continued)

the Company has been granted the sole and exclusive option (the "Option") to earn a 50% interest in the Properties subject to the following terms:

(a)

Consideration is composed of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

During the previous year, the Company paid Bonanza $107,500, as per the terms mentioned above.

(b)

The Company will earn its 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 and the issuance of 300,000 shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of 250,000 shares to Bonanza.

iii.

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 shares to Bonanza.

Once the Company incurred cumulative exploration expenditures of $3,600,000 and issued to Bonanza Explorations 800,000 shares, the Company will be deemed to have formed a Joint Venture with Bonanza.  Each party to the Joint Venture will hold an undivided 50% interest in both the Properties and the Joint Venture.  Once the Joint Venture is deemed to have been formed, all exploration expenditures relating to the Joint Venture will be borne by the Company and Bonanza pro rata to their respective interest in the Joint Venture.  Bonanza, however, will act as the operator of the Joint Venture.  So long as the Company retains a 50% interest in the Joint Venture it will be entitled to appoint one representative and Bonanza will be entitled to appoint one representative to a management committee to be established in accordance with the terms of the Option Agreement. Bonanza will be granted a "casting vote" for the purposes of the Joint Venture Management Committee.

At any time within 60 days of the third anniversary of the date that the Company is reinstated for trading on the Exchange, Bonanza will have the right (the "Buyback Option") to purchase from the Company a 20% interest in the Properties, and thus increase Bonanza Explorations' interest to 70% and decrease the Company's interest to 30%.  The exercise price of the Buyback Option will be $7,200,000, being 200% of the Company's cumulative exploration expenditures.

During the previous year, the Company issued 275,000 shares to an arm's length party, in consideration for his efforts in introducing the Company to ABG.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 6

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

4.

Interest in unproven mineral properties (continued)

During the previous year, the Company advanced $480,000 to Bonanza, of which $269,029 was expended on exploration and $210,971 was held as a deposit on exploration, and issued 300,000 shares to Bonanza as per the terms mentioned in 3(b)i.

During the year, $257,503 was expended on exploration activities including the $210,971 held as a deposit on exploration in the previous year.

During the year, the Company has made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

A discussion and summary of mineral properties and deferred exploration expenditures is as follows:

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made.  In November 2003, a cash payment of US$150,000 was made and the final remaining cash payment of US$525,000 was deferred until November 2004. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.  During the year ended December 31, 2003, the Pamlico property was written down to a value of $100,000 to approximate its estimated recoverable amount.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

	Pamlico	Gold Bar	Total

Acquisition costs:
Balance, December 31, 2003 and 2002	$ 71,750	$ 71,750	$ 143,500

Deferred exploration:
Balance, December 31, 2002	269,029	-	269,029
Additions during the year:
Claim maintenance	13,312	31,058	44,370
Drilling	13,619	175,537	189,156
Geological consulting	14,122	9,855	23,977
	381,832	288,200	670,032
Write down of acquisition and deferred exploration costs	(281,832)	-	(281,832)

Balance, December 31, 2003	$ 100,000	$ 288,200	$ 388,200

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 7

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

5.

Share capital

a)

 Authorized

100,000,000 common shares are authorized, with no par value.

b)

Issued and outstanding:

Number

of Shares                Amount

Common shares as at December 31, 2001                                1,189,500            $    676,226

Shares issued:

for debt settlement                                                       10,502,554                1,260,307

by way of a short form offering, net

of share issuance costs                                           10,895,862                1,151,685

for corporate finance fee on short form offering                     650,000                           -

on acquisition of interest in unproven

    mineral properties                                                         300,000                    36,000

for finder's fee on interest in unproven

mineral properties                                                         275,000                           -

Common shares as at December 31, 2002 and 2003                23,812,916               $ 3,124,218

c)

Shares for debt and escrow shares:

During the year ended December 31, 2002, the Company completed a conversion of debt whereby 10,502,554 common shares of the Company were issued at a deemed price of $0.12 per share to settle total debts of $1,260,307.

7,789,864 of the common shares issued on the debt settlement are subject to a three year value security escrow agreement and 2,712,690 shares are subject to a six year surplus security escrow agreement.

During the current and prior year, 3,387,228 shares were released from escrow leaving a balance of 7,115,326 shares in escrow.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 8

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

5.

Share capital (continued)

d)

Short form offering:

During the previous year, the Company completed an equity financing by way of a short form offering document (the "Offering") through Canaccord Capital Corporation (the "Agent"), of 10,895,862 Units at a price of $0.12 per Unit for gross proceeds of $1,307,503. Each Unit is comprised of one common share and one transferable share purchase warrant (a "Warrant"). Each Warrant allows the holder to purchase one additional common share (a "Warrant Share") for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Warrants were listed for trading on the Exchange on October 30, 2002.

The Agent was paid cash commission of 9% of the gross proceeds of the Offering and received Agent's Warrants entitling the Agent to acquire 1,634,379 common shares for a period of two years expiring October 29, 2004, at an exercise price of $0.15 per share in the first year and $0.18 per share in the second year. The Agent was also paid an administration fee of $7,500, sponsorship fee of $25,000, and corporate finance fee of 650,000 units. Each corporate finance unit consists of one common share and one warrant entitling the Agent to purchase one additional common share under the same exercise provisions as the warrants in the unit offering.

e)

Stock options:

Options to purchase common shares of the Company may be granted by the Board of Directors to employees and non-employees of the Company. The following is a summary of the status of the options outstanding and exercisable:

Number of                     Weighted average
                                                                            common shares            exercise price

Balance, December 31, 2002

1,090,000

$

0.10

Granted

450,000

0.11

Cancelled

(250,000)

(0.10

)

Cancelled                                                               (150,000)                               (0.11)

Balance, December 31, 2003                                  1,140,000                       $         0.10

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 9

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

5.

Share capital (continued)

e)

Stock options (continued):

The following table summarizes the stock options outstanding at December 31, 2003:

Number outstanding at

Number exercisable at

Exercise price

December 31, 2003

 Expiry date

December 31, 2003

$0.10

840,000

November 19, 2007

840,000

$0.11                                      300,000      February 4, 2008                                300,000

1,140,000                                                           1,140,000

During the year, the Company granted 450,000 stock options to a director and a consultant at a price of $0.11 per share exercisable up to February 4, 2008.

During the year ended December 31, 2003, 50,000 stock options at a price of $0.10 per share expiring November 19, 2007 and 150,000 stock options at a price of $0.11 per share expiring February 4, 2008, granted to a consultant were cancelled.

During the year ended December 31, 2003, 200,000 stock options at a price of $0.10 per share expiring November 19, 2007 granted to a former director of the Company during the year ended December 31,2002 were cancelled.

During the year ended December 31, 2003, under the fair-value-based method, $nil (2002 - $990) in compensation expense was recorded in the statements of operations and deficit for stock options granted to consultants.

During the year ended December 31, 2003 and 2002, no compensation expense was recorded in the statement of operations and deficit for option granted to employees and directors during the year.  Had compensation costs been determined for employee awards granted during the year  ended December 31, 2003 and 2002, using the fair value based method at their respective grant dates, the Company's pro forma net loss and pro forma loss per share would have been as follows:

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 10

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

5.

Share capital (continued)

e)

Stock options (continued):

	2003	2002
Loss for the year as reported	$ 497,382	$ 274,962
Compensation expense related to fair value of stock options	24,810	20,598
Pro forma loss for the year	522,192	295,560
Deficit, beginning of year	2,243,896	1,948,336
Pro forma deficit, end of year	$ 2,766,088	$ 2,243,896
Pro forma loss per share	$ 0.02	$ 0.06

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

2003                       2002

Risk free interest rate

5%

3%

Expected dividend yield

0%

0%

Stock price volatility

80%

55%

Expected life of options

5 years

2 years

The weighted average fair value of options granted during the year ended December 31, 2003 is $0.09 (2002 - $.02).

6.

Income Taxes

The components of the future income tax assets are as follows:

2003                2002

Future income tax assets

Non-capital losses

$

369,000

$

366,000

Unused earned depletion base

9,000

9,000

Unused cumulative Canadian exploration expenses

28,000

28,000

Unused cumulative Canadian development expenses

10,000

10,000

Unused foreign exploration and development expenses

465,000      383,000

881,000      796,000

Valuation allowance                                                                                          (881,000)    (796,000)

Net future income tax assets                                                    $                                  -    $           -

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 11

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

6.

Income Taxes (continued)

The valuation allowance reflects the Company's estimate that it is not more likely than not that the future income tax assets will be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years.  These losses expire commencing in 2004 through 2010.  The exploration and development expenses can be carried forward indefinitely.

7.

Related party transactions

During the year ended December 31, 2002, a company controlled by a director of the Company entered into an agreement to acquire $25,000 of the outstanding indebtedness from the former management group.

During the year ended December 31, 2002, a relative of the president of the Company entered into an agreement to acquire $87,301 of the outstanding indebtedness from the former president of the Company.

During the year ended December 31, 2002, due to related parties balance was satisfied by the issuance of 935,842 common shares at a deemed price of $0.12 per common share.  See note 5 (c).

During the year, the Company paid $60,000 (2002 - $10,000; 2001 - $nil ) for management fees and $12,000 (2002 - $2,000; 2001 - $nil) for administrative fees to a company controlled by directors of the Company.

During the year, the Company paid $15,680 (2002 - $3,627; 2001 - $nil) for rent to a company having a director in common.

During the year, the Company paid $nil (2002 - $14,000; 2001 - $nil) for rent to a company controlled by directors of the Company.

During the year, $10,170 (2002 - $nil) was due from companies having directors in common for advances made to them. The amount is unsecured, non-interest bearing and with no fixed terms of repayment. The Company received payment of the full amount subsequent to the year-end.

8.

Difference between General Accepted Accounting Principles in Canada and the United States

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those measurement principles and practices that the Company would have followed had its financial statements been prepared in accordance with generally accepted accounting principles in the United States of

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 12

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

8.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

America ("U.S. GAAP"). The material measurement differences to the financial statements are as follows:

a)

Interest in unproven mineral properties

Under United States generally accepted accounting principles the Company would be required to expense exploration costs as incurred prior to determining that a commercially minable deposit exists, rather than capitalizing and amortizing these costs as is the case under Canadian generally accepted accounting principles. Consequently, acquisition and exploration costs related to the Company's interest in unproven mineral properties of $257,503 during the year ended December 31, 2003, $412,529 in 2002 and $nil in 2001 would have been expensed.

For Canadian GAAP, cash flows related to the interest in unproven mineral properties are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

b)

Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("FAS 123") which became effective for fiscal years beginning after December 31, 1995. The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.  During the year, the Company adopted the fair value approach of accounting for employee stock based-compensation, consequently, compensation expense was recorded in the Company's statements of operations and deficit.  During the prior year, as permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting under APB Option 125 and related interpretations.

Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. The excess is recognized by a charge to operations over the vesting period.

For stock options granted to non-employees, the statement requires compensation expense to be recognized at its fair value.  The Company applies a similar accounting policy under Canadian GAAP for non-employee awards made on or after January 1, 2002.  The stock-based compensation expense in respect of options granted to non-employees prior to January 1, 2002, under US GAAP would be $nil for the year ended December 31, 2003 (2002 - $nil; 2001 - $nil).

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 13

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

8.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

b)

Stock-based compensation (continued)

During the year ended December 31, 2003, the stock options granted to non-employee during the year were cancelled and no compensation expense was recorded in the Company's statements of operations and deficit. During the year ended December 31, 2002, stock options were granted to non-employees for services rendered to the Company and compensation expense was recorded in the Company's statements of operations and deficit.

With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance criteria to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

There were no escrow shares based on performance criteria which became eligible for release during year ended December 31, 2003, 2002 and 2001 and therefore, no compensation expense was recorded for those years.

With respect to contingently issuable shares held in escrow, U.S. GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when released from escrow.  Consequently, contingently issuable escrow shares of 7,115,326 (2002 - 9,723,564; 2001 - nil) would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year.

c)

Income taxes

Under U.S. GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under U.S. GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 14

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

8.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

d)

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of long-lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.   SFAS 144 also resolves significant implementation issues related to SFAS 121.  Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.   Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64,  Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.  Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.  Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 15

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

8.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(d)

Recent accounting pronouncements (continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.

In November 2002, the FASB issued FASB interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45").  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statement about the obligation associated with guarantees issued.  The recognition provision of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.

In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which addresses the consolidation by business enterprises of variable interest entities.  FIN 46 will apply to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133.  FAS No. 149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics for both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 16

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

8.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(d)

Recent accounting pronouncements (continued)

There were no material reconciling items with respect to these recent accounting pronouncements.

(e)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

(i)	Assets
		December 31,	December 31,
		2003	2002
	Assets, under Canadian GAAP	$ 435,520	$ 907,793
	Adjustment for interest in unproven mineral properties (note 8(a))	(388,200)	(412,529)
	Assets, under U.S. GAAP	$ 47,320	$ 495,264

(ii)	Deficit
		December 31,	December 31,
		2003	2002

	Deficit, under Canadian GAAP	$ (2,720,680)	$ (2,223,298)
	Adjustment for interest in unproven mineral properties (note 8(a))	(388,200)	(412,529)
	Deficit, under U.S. GAAP	$ (3,108,880)	$ (2,635,827)

(iii)	Loss and loss per share for the year
		Years ended December 31,
		2003	2002	2001

	Loss for the year, under Canadian GAAP	$ (497,382)	$ (274,962)	(31,533)
	Adjustment for interest in unproven mineral properties (note 8(a))	(388,200)	(412,529)	-
	Loss for the year, under U.S. GAAP	$ (885,582)	$ (687,491)	$ (31,533)

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

(An Exploration Stage Company)

Notes to Financial Statements, page 17

Years ended December 31, 2003 and 2002

(In Canadian Dollars)

8.

Difference between General Accepted Accounting Principles in Canada and the United States (continued)

(e)

Reconciliation (continued)

Weighted average number of common shares outstanding under U.S. GAAP, basic and diluted	16,697,590	3,415,229	1,189,501

Loss per share, basic and diluted under U.S. GAAP	$ (0.05)	$ (0.20)	$ (0.03)

(iv)	Cash used in operating activities
		Years ended December 31,
		2003	2002	2001

	Cash used in operating activities, under Canadian GAAP	$ (178,655)	$ (294,395)	$ (61,565)
	Interest in unproven mineral properties (note 8(a))	(46,532)	(587,500)	-
	Cash used in operating activities, under U.S. GAAP	$ (225,187)	$ (881,895)	$ (61,565)

(v)	Cash used in investing activities
		Years ended December 31,
		2003	2002	2001

	Cash used in investing activities, under Canadian GAAP	$ (48,652)	$ (587,500)	$ -
	Interest in unproven mineral properties (note 8(a))	46,532	587,500	-
	Cash used in investing activities, under U.S. GAAP	$ (2,120)	$ -	$ -

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

***Freedom of Information and Protection of Privacy Act*:** The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS				
NAME OF ISSUER American Nevada Gold Corp. (Formerly Mask Resources Inc.)		FOR QUARTER ENDED December 31, 2003		DATE OF REPORT YY/MM/DD 04/05/10
ISSUER'S ADDRESS Suite 1304 – 925 West Georgia Street, Cathedral Place				
CITY PROVINCE Vancouver, B.C.	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768		ISSUER TELEPHONE NO. (604) 684-2114
CONTACT PERSON Peeyush Varshney	CONTACT'S POSITION Director			CONTACT TELEPHONE NO. (604) 684-2114
CONTACT EMAIL ADDRESS info@americannevadagold.com	WEB SITE ADDRESS www.americannevadagold.com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Hari B. Varshney"	Hari B. Varshney	04/05/10
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peeyush K. Varshney"	Peeyush K. Varshney	04/05/10

(Electronic signatures should be entered in "quotations".)

Schedule B:  Supplementary Information

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Year ended December 31, 2003

(Unaudited - Prepared by Management)

Section 1:

Transactions with non-arms length parties during the current fiscal year-to-date:

a)

The Company paid $60,000 for management fees and $12,000 for administrative fees to a company controlled by directors of the Company.

b)

The Company paid $15,680 for rent to a company having a director in common.

c)

$10,170 was due from companies having directors in common for advances made to them. The amount is unsecured, non-interest bearing and with no fixed terms of repayment. The Company received payment on the full amount subsequent to the year-end.

Section 2

A.

Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
Nil

B.

Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Issue	Number of Shares	Exercise Price	Expiry Date
February 4, 2003	Aly Mawji	Director	300,000	$0.11	February 4, 2008
February 4, 2003	Consultant**	Consultant	150,000	$0.11	February 4, 2008

**Options cancelled on June 23, 2003.

Section 3

A.

Authorized and issued share capital as at December 31, 2003:

Authorized share capital - 100,000,000 common shares without par value.

A total of 23,812,916 shares have been issued for a total of $3,124,218.

B.

Options, warrants and convertible securities outstanding as at December 31, 2003:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	840,000	$0.10	November 19, 2007
	300,000	$0.11	February 4, 2008

Schedule B:  Supplementary Information

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Year ended December 31, 2003

(Unaudited - Prepared by Management)

Section 3 (continued)

B.

Options, warrants and convertible securities outstanding as at December 31, 2003 (continued):

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Share purchase warrants	10,895,862	$0.18	October 29, 2004

Agent's warrants	1,634,379	$0.18	October 29, 2004

Corporate finance fee units	650,000	$0.18	October 29, 2004

C.

Shares in escrow or subject to pooling as at December 31, 2003:

Common shares in escrow - 7,115,326

D.

List of directors and officers as at December 31, 2003:

Hari Varshney	Director and President
Peeyush Varshney	Director and Secretary
Aly Mawji	Director

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Year ended December 31, 2003

Financial Results

During the year ended December 31, 2003, the Company incurred a loss of $497,382 or $0.02 per share as compared to a loss of $274,962 or $0.05 per share during the prior fiscal year, a increase in loss of $222,420. The increase in loss was primarily due to a write down of the Company's interest in unproven mineral properties by $281,832.   The Company also had an increase in management fees by $50,000 and wages and benefits by $34,568 as well as a decrease in professional fees by $130,819 and regulatory and transfer agent fees by $29,028.

During the year ended December 31, 2003, the Company spent $257,503 on exploration activities.

As at December 31, 2003, the Company reported a working capital of $14,526.

Description of Business

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. ("ABG" or "Bonanza"), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the "Letter of Intent"). The Letter of Intent called for the parties to enter into a formal option agreement (the "Option Agreement") which allowed the Company to earn up to a 50% interest in ABG's Pamlico and Gold Bar properties (the "Properties") located in the state of Nevada.

Option Agreement

Pursuant to the Letter of Intent, the Company entered into the Option Agreement under which it was granted the sole and exclusive option (the "Option") to earn up to a 50% interest in the Properties. In order to be entitled to exercise the Option and earn up to the 50% interest, the Company had reimbursed Bonanza for $100,000 in previous expenditures.

During the year ended December 31, 2003, pursuant to the Option Agreement, the Company made an election to participate in the Properties on a 5% interest basis. Bonanza will retain a 95% interest in the Properties. A joint venture (the "Joint Venture") is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company's interest shall automatically be converted into a 3% Net Profits Interest Royalty.

The Properties

The Gold Bar project is located in Nevada and is centred on the Main Gold Bar Open Pit, which operated from 1987 to 1994.  The milling operation at that time produced 485,200 ounces of gold.  The target lies at a depth where the "feeder structures" are expected to pass through the Roberts Mountains Formation, an excellent host for high grade, large, Carlin-type deposits similar to Meikle and Deep Star.  Continued data processing is required to refine the target using 3-D software.

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Year ended December 31, 2003

The Pamlico project is located in the Walker Lane gold trend in Nevada, and has received little modern exploration.  ABG's results to date are very encouraging, having identified numerous high-grade gold anomalies at surface, in the historic underground workings and in drilling.

With respect to the Pamlico project, as previously disclosed by ABG, in the Central Mine area nine channel samples from the B-Zero Adit returned values averaging 20 g/t gold with four of the samples having higher results (67g/t, 34 g/t, 31.5 g/t and 22.3 g/t gold). The gold-bearing vein strikes northerly and dips moderately to the east. It averages 0.6 metres in true thickness but locally exceeds 1 metre in thickness. Two additional nearby areas returned high gold values from vein sampling.  One area, 45 metres away, had gold values of 19.9 g/t and 6.2 g/t; the other, 180 metres distant, returned values of 60 g/t and 29.5 g/t gold.

In the Main Zone area, numerous adits and shafts indicate this was the primary historic mining centre, producing over 50,000 ounces of gold.  In the Main Zone, previous drilling targeted known productive veins approximately 90 metres down dip from the historic workings. Eight holes were drilled along a 230 metre, roughly linear, fence.  Three holes encountered narrow veins approximately 0.6 metres in true thickness, grading 42 g/t, 134 g/t and 700 g/t gold. The first intercept represents a previously unknown vein while the latter two intercepts appear to represent the down dip extension of the known productive veins that were stopped during historic mining.

During the year, the Company was notified by Bonanza that it had completed the drilling program at the Pamlico project in the Walker Lane Mineral Belt of Nevada and encountered favorable mineralization.

A total of eight holes were drilled, with a combined length of 1,608 feet (490 metres). Of this total 1,120 feet (341 metres) were drilled as reverse circulation and 488 feet (149 metres) were drilled as core through structural target zones. Five drill holes tested the Main Zone mineralization and three holes tested the Central Mine area.

Encouraging results of 55.5 grams per tonne (1.62 ounces of gold per ton) over 1 metre (3 feet) and 95.6 grams per tonne (2.79 ounces of gold per ton) over 0.3 metre (1 foot) were obtained. Given the early stage of the exploration drilling, these results are considered encouraging.  Four distinct mineralized structures were targeted and all four were encountered by the drilling, with two structures returning significant mineralization as described above.  Several intervals testing structures did not return high grade gold, but contain anomalous gold grades between 1.0 g/t gold and 0.5 g/t gold which suggests potential for these structures in other areas.

A total of 173 drill samples were sent for assay, and an additional 86 duplicate, standard and blank assays were performed.  The range of gold values reported from the drill samples varied from below detection levels to 95.6 g/t with an average of 1.02 g/t, and high grade samples were thoroughly checked.

Several undrilled high quality targets are present on the Pamlico property, and exploration efforts currently focus on refining drill targets in these areas and compilation of the new drill data and modeling to evaluate these targets and plan future drilling to explore new targets and follow up these results.

During the year, the Company commenced exploration of the Gold Bar Property located in the Battle Mountain / Eureka mineral trend in central Nevada.

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Year ended December 31, 2003

The Stage 1 Exploration Program at the Gold Bar Property consisted of continuing and completing the data entry and processing by ABG in the Gold Bar Main Pit area.  This data was entered and incorporated into 2-D and 3-D models and was combined with structural, geological and exploration and development drilling data.  The resulting model was used to guide the deep drilling required to test the deep Carlin-type deposit model.  Upon completion of the modelling, one reverse circulation drill hole was drilled to depth.

On August 27, 2003, the drill hole, BZGB-01, had been drilled to a depth of 4,200 feet by reverse circulation drilling and returned geochemically anomalous gold, silver and arsenic mineralization over much of its length.  A total of 2,020 feet throughout the hole is anomalous with respect to gold (averaging 20 ppb gold), which represents nearly half of the hole (48%).  A total of 1,835 feet throughout the hole is anomalous with respect to arsenic (averaging 42 ppm arsenic), which represents nearly half of the hole (44%).  A total of 660 feet throughout the hole (16% of the hole) is anomalous with respect to silver, averaging 288 ppb silver.

Gold, silver and arsenic are considered the most important indicator elements for gold for this target deposit type.  These broad, low level anomalies are very encouraging, and are thought to represent leakage of mineralizing hydrothermal fluids out from the target feeder fault system.

At the bottom of the hole a visible increase in fracturing and alteration was encountered in the Lone Mountain Dolomite indicating close proximity to the targeted Roberts Mountains Formation. At 4,200 feet the capacity of the reverse circulation drilling rig had been reached and a decision was made by Bonanza personnel to continue the drilling with a core drilling rig.  In the process of extracting the drill rods, a drilling contractor error caused 700 feet of drill steel to be lost, dropping to the bottom of the hole. The hole was otherwise intact to an approximate depth of 3,500 feet.

Subsequent events

On March 11, 2004, the Company reported positive exploration results from its deep drilling program at the Gold Bar Property.

Drill hole BZGB-01 was drilled beneath the Gold Bar Open Pit which was mined by Atlas Corporation and its subsidiaries beginning in 1987 and continuing until the mine closed in 1994.  Atlas produced a total of 7,514,600 tons grading 0.074 opt gold, with recoveries averaging 87%, resulting in production of 485,000 ounces of gold, as previously announced.

Drill hole BZGB-01 was collared in the southern portion of the Gold Bar Open Pit, and was drilled with the following objectives:  to identify the depth to the Roberts Mountains Formation (the most favourable host rock for Carlin type gold deposits), to identify evidence of hydrothermal alteration in the Roberts Mountains Formation, and finally to locate gold mineralization within the Robert's Mountains Formation. The Company is pleased to report that all of these objectives have been achieved by the drilling program.

Drill hole BZGB-01 was re-entered in December 2003 with a core drill rig after drilling difficulties caused a delay (as previously announced on August 27, 2003).  The Roberts Mountains Formation was encountered in the core at a depth of 1,561 metres and a 132 metre interval of the favourable host rock was drilled before the hole was terminated at a total depth of 1,694 metres.  Substantial hydrothermal alteration in the form of jasperoid development, silicification, mobilised carbon and decalcification was noted in the Roberts Mountains Formation.

Schedule C:  Management Discussion

AMERICAN NEVADA GOLD CORP.

(Formerly Mask Resources Inc.)

Year ended December 31, 2003

At the bottom of the hole, the following coincident geochemical anomalies were encountered: 47 metres grading 21 ppb gold, 37 metres grading 0.6 g/t silver, 44 metres grading 16 ppm arsenic, 43 metres grading 826 ppb mercury, 44 metres grading 84 ppm copper, and 44 metres grading 106 ppm zinc.  This coincident gold, silver and indicator element anomaly is contained in carbonaceous, decalcified and silicified limestone of the Roberts Mountains Formation.

Over the entire length of drill hole BZGB-01, numerous zones of geochemically anomalous gold and indicator elements were identified throughout the length of the drill hole.  Over the entire length of the drill hole, a total of 50% of its length is anomalous with respect to gold, averaging 18 ppb gold; 23% is anomalous with respect to arsenic, averaging 53 ppm; and 18% is anomalous with respect to antimony, averaging 6 ppm.

According to Brian Kirwin, President of Bonanza, the exploration implication is that the drill hole may be near a deep Carlin type gold deposit.  It is anticipated that the joint venture will follow this result up with additional drilling to test below this zone and nearby for higher gold grades.

On June 3, 2004, the Company will hold its Annual General Meeting.  Special business at the meeting will include seeking shareholder approval of special resolutions to change the name of the Company to Consolidated American Nevada Gold Corp. and to consolidate the shares of the Company on up to a 5 old for 1 new basis.

We would like to thank our shareholders for their continued support.

On behalf of the Board,

Hari B. Varshney

May 10, 2004